Exhibit 12.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
     Our consolidated ratios of earnings to fixed charges for each of the five fiscal years ended December 31, 2006 are as follows:

	Year ended December 31,
	2006	2005	2004	2003	2002
	($ in thousands)
Net income (loss)	$394,585	$(623,399)	$138,613	$260,629	$157,906
Preferred share dividends	17,176	2,644	—	—	—
Fixed charges	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred share dividends	23.0 : 1	(1)	—	—	—

(1)	Earnings for the year ended December 31, 2005 were insufficient to cover combined fixed charges and preferred share dividends by $626.0 million.